UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

______________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta appoints Chief Sustainability Officer”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Andrew McConville Switzerland +41 61 323 0618 Paul Minehart USA +1 202 737 8913 media.relations@syngenta.com	Analyst/Investor contacts: Andrew McConville Switzerland +41 61 323 0618 USA +1 202 737 6521

Basel, Switzerland, January 15, 2018

Syngenta appoints Chief Sustainability Officer

•	Alexandra Brand appointed to the newly created role of Chief Sustainability Officer

•	CSO brings further focus to Syngenta’s contribution to more sustainable agricultural production

•	Helping achieve even better environmental outcomes in agriculture is central to Syngenta operating as a responsible company

Syngenta has today publicly announced the appointment of Alexandra Brand, previously Regional Director for Europe, Africa and Middle East, to the new position of Chief Sustainability Officer (CSO). As CSO, Brand will report directly to CEO Erik Fyrwald.

Alexandra Brand will lead the newly created Business Sustainability Group to evolve existing sustainability initiatives including The Good Growth Plan and to drive forward the company’s sustainability agenda. The group aligns the company’s Regulatory Affairs, Sustainability and Stewardship, External Affairs and Communications activities.

In making the announcement, Syngenta CEO Erik Fyrwald said: “We are already playing an important role in helping to feed the world and we want to do more as we go forward. To do this we need to have sensible discussions with governments, NGOs, academics and the food chain on the regulatory, policy and societal challenges and opportunities our industry faces. We have made real progress and we want to build on this with new and different conversations about what more sustainable agriculture will mean in the future.

“We want to help further shape agriculture and its place in society - the position of CSO will be central in leading this. Alexandra has a real passion for helping farmers to become more productive while managing the impacts of climate change and having to produce more with less”, said Mr. Fyrwald.

Alexandra Brand said: “The technology we bring to farmers can help them safely feed the world and take care of our planet – this includes reducing greenhouse gas emissions, water consumption and soil conservation. We also play a key role in helping to preserve biodiversity and precision technology will be important in all of these areas.”

Syngenta – January 15, 2018 / Page 1 of 2

I’m really excited by the opportunity to drive further change in our company and in our industry. We are looking to create new partnerships and work together with groups we might not have worked with in the past. We will build on the significant achievements of The Good Growth Plan, with even greater transparency and commitment from Syngenta to further improve the sustainability of global agriculture.”

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities.

To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – January 15, 2018 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	January 15, 2018	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel